Filed Pursuant to General Instruction II.L of
Form F-10; File No. 333-87238

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 2, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUALIFICATION CERTIFICATE
CONSENT OF DELOITTE & TOUCHE
CONSENT OF FRASER MILNER CASGRAIN LLP
CONSENT OF PEPPER HAMILTON LLP
PLACEMENT AGENCY AGREEMENT
CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

Item	Page

Qualification Certificate of the Company dated as of April 30, 2003 filed with the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, Registrar of Securities, Prince Edward Island, and the Securities Division, Department of Justice, Newfoundland and Labrador	3
Consent of Deloitte & Touche to incorporate the Consolidated Financial Statements of the Company by reference in the Prospectus Supplement filed with the Securities and Exchange Commission on May 2, 2003	4
Consent of Fraser Milner Casgrain LLP dated April 30, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 2, 2003	5
Consent of Pepper Hamilton LLP dated April 30, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 2, 2003	6
Placement Agency Agreement between the Company and Rodman & Renshaw dated March 18, 2003, together with exhibits, filed in Canada in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 2, 2003	7
Consolidated Financial Statements of the Company for the period ended December 31, 2002 audited by Deloitte & Touche in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 2, 2003	27
Signatures	61

BIOMIRA INC.

QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

I, Edward A. Taylor, Chief Financial Officer of Biomira Inc. (the “Issuer”), hereby certify on behalf of the Issuer that:

1.	this certificate is delivered pursuant to the securities statutes, regulations, policies, orders and notices of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and pursuant to National Instrument 44-102 (“NI 44-102”) relating to shelf distributions; and

2.	the Issuer satisfies the qualification criteria set forth in paragraph 2.2 of NI 44-102.

DATED as of April 30, 2003.

BIOMIRA INC.

By:	(Signed)

Edward A. Taylor
Chief Financial Officer

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Registrar of Securities, Newfoundland
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

BIOMIRA INC.

We refer to the prospectus supplement (to base shelf prospectus dated April 30,2002) of the above Company dated April 30,2003 relating to the sale and issue of up to 4,824,561 shares of common stock and warrants to purchase up to 814,815 shares of common stock of Biomira Inc.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement (to base shelf prospectus dated April 30,2002), of our report dated February 7,2003 to the shareholders of Biomira Inc. on the following consolidated financial statements:

▶	Consolidated balance sheets as at December 3 1,2002 and 2001; and

▶	Consolidated statements of operations, deficit and cash flow for each of the years in the three- year period ended December 3 1,2002.

We report that we have read the prospectus supplement (to base shelf prospectus dated April 30, 2002) and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided to the securities regulatory authorities to which it is addressed pursuant to the requirements of their securities legislation and not for any other purpose.

Yours truly,

Chartered Accountants

FRASER MILNER CASGRAIN LLP

April 30, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Subject: Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated April 30,2003 relating to the base shelf prospectus of the Corporation dated April 30,2002.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) “FRASER MILNER CASGUIN LLP”

2900 Manulife Place 10180-101 Street Edmonton AB Canada T5J 3V5 Telephone(780) 423-7100 Fax (780) 423-7276 www.fmc-law.com
Montréal Ottawa Toronto Edmonton Calgary Vancouver New York

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

April 30, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs and Mesdames:

Subject: Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated April 30, 2003 relating to the base shelf prospectus of the Corporation dated April 30, 2002. We hereby consent to the reference to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above 01 that is within OUT knowledge as a result of our participation in the preparation of the Prospectus Supplement.

This letter is provided solely for the pui-pose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

PEPPER HAMILTON LLP

March 18, 2003

Edward Taylor
Vice President of Finance, Chief Financial Officer
Biomira Inc.
2011-94th. Street
Edmonton, AB T6N 1H1, Canada

Dear Mr. Taylor:

The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which Rodman & Renshaw, Inc. (“R&R”) shall serve as placement agent in connection with the proposed offering outside of Canada (the “Offering”) of equity securities (the “Securities”) of Biomira Inc. (the “Company”) pursuant to a shelf registration statement (the “Registration Statement”). The gross proceeds from the Offering will be up to $100,000,000. All references to dollars shall be to U.S. dollars. The terms of such Offering and the Securities shall be as agreed to between the Company and the purchasers thereof from time to time.

     Upon the terms and subject to the conditions of this Agreement, the parties hereto agree as follows:

     1.     Appointment. Subject to the terms and conditions of this Agreement hereinafter set forth, the Company hereby retains R&R, and R&R hereby agrees to act as the Company’s placement agent and financial advisor in connection with the Offering, effective as of the date hereof. The Company expressly acknowledges and agrees that R&R’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by R&R to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of R&R with respect to securing any other financing on behalf of the Company. The appointment of R&R shall be non-exclusive. R&R shall not commence any selling efforts until the registration statement has been declared effective by the SEC. Further, R&R agrees to include in each securities purchase agreement or subscription agreement entered into between R&R, the Company and any investor introduced by R&R to the Company, such language as may be necessary, in the view of the Company’s Canadian counsel, to ensure compliance with the laws of Canada and of Alberta and the requirements of the Toronto Stock Exchange.

     2.     Fees and Compensation. In consideration of the services rendered by R&R in connection with the Offering, the Company agrees to pay R&R the following fees and other compensation:

(a)	a non-accountable expense allowance equal to 1.00% of the gross offering proceeds to the Company with an overall limit of $10,000, of which such sum an advance of $10,000 shall be paid to R&R upon execution hereof. This advance will be returned to the Company to the extent not actually earned through placements of Securities or otherwise actually incurred on an accountable basis for legal fees and expenses, travel with respect to the Offering, production expenses for road show materials, and other receipted out-of-pocket expenses in connection with the Offering;

(b)	a cash fee payable upon each closing of the sale of Securities to investors procured by R&R equal to 4% of the gross offering proceeds to the Company from the sale of such Securities at each such closing;

(c)	subject to complying with applicable laws and regulations and the requirements of applicable regulatory authorities (including without limitation applicable Canadian law and regulatory requirements, the requirements of the Toronto Stock Exchange and any other applicable Canadian regulatory authority), a number of Warrants equal to 1% of the number of shares of common stock actually sold to the public through R&R, where such Warrants shall have an exercise price per common share equal to 120% of the then current market price per common share at the time of the offering, and shall otherwise be in the form of Exhibit D hereto; and

(d)	all fees payable hereunder shall be paid to R&R out of an attorney escrow account at the closing or by such other means acceptable to R&R acting reasonably.

     3.     Terms of Retention. (a) Unless extended by written agreement of the parties or terminated in writing by either party upon 30 days prior written notice to the other party, this Agreement shall remain in effect until the Termination Date of December 31, 2003.

     (b) Notwithstanding anything herein to the contrary, the obligation to pay the Fees and Compensation and Expenses described in Section 2 actually earned by R&R for closings that occurred prior to expiration or termination of this Agreement, if any, and the provisions of paragraphs 2, 5, and 8 of Exhibit A and all of Exhibit B and Exhibit C attached hereto, each of which exhibits is incorporated herein by reference, shall survive any termination or expiration of the Agreement. For clarity, no fees or compensation shall be due to R&R in connection with any issuance of Securities to any person where such investment in the Company was not procured by R&R.

     4.     [Intentionally Omitted].

     5.     Information. The Company recognizes and confirms that in completing its engagement hereunder, R&R will be using and relying solely on publicly available information and on data, material and other information furnished to R&R by the Company or the Company’s affiliates and agents. It is understood and agreed that in performing under this engagement, R&R will rely upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished. Notwithstanding the foregoing, it is understood that R&R will conduct a due diligence investigation of the Company and the Company will cooperate in all respects with such investigation as a condition of R&R’s obligations hereunder.

     6.     Registration. The Company represents and warrants to R&R that (i) the Registration Statement has been declared effective by the SEC, and the Company has no knowledge of any action or contemplated action by the SEC or any other regulatory authority with jurisdiction to issue any stop order or otherwise suspend the effectiveness of such Registration Statement; (ii) the Registration Statement (including any documents incorporated therein by reference) does not contain any misstatement of any material fact concerning the Company or omit to state any material fact which, in light of the circumstances under which it was made, would cause any of the statements of fact contained therein to be misleading; (iii) the Registration Statement complies as to form and substance in all material respects with the Securities Act of 1933, as amended. From time to time in connection with any particular sale by the Company of Securities, the Company will, at its own expense, amend or supplement the Registration Statement in order that the foregoing representation remain complete and accurate; and obtain any registration or qualification required to sell any Securities under the Blue Sky laws of any applicable jurisdictions, as reasonably requested by R&R, and shall pay any filing fees required by NASD Regulation, Inc. in connection with their review of the terms of this Agreement, if so required. R&R is familiar with Alberta Securities Commission Rule 72-501 and Policy 45-601, and R&R hereby covenants with the Company to accept subscriptions from purchasers of the Securities only if such subscriptions contain certain provisions in compliance with such Rule and Policy and in compliance with all applicable legislation and regulations in other provinces in respect of resale into any other province of Canada.

     7.     No General Solicitation. The Securities will be offered only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising in any form will be used in connection with the offering of the Securities. From and after the execution of this Agreement until the completion of the Offering, the Company shall pre-clear any proposed press release which mentions this Agreement or the Offering with R&R, unless otherwise required by law or any applicable regulatory authority. R&R shall not unreasonably withhold its consent to any proposed press release, and shall endeavour to provide comments and/or approval within one business day.

     8.     Closing. The closing of the sale of the Securities shall be subject to customary closing conditions, including the provision by the Company to R&R, to the extent reasonably required in the circumstances, of officers’ certificates, opinions of counsel and “cold comfort” letters from the Company’s auditors.

     9.     Miscellaneous. This Agreement together with the attached Exhibits A through D constitutes the entire understanding and agreement between the parties with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.

     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

     We appreciate this opportunity to be of service and are looking forward to working with you on this matter.

Very truly yours,

RODMAN & RENSHAW,. INC.

By:
Name:

Title:

Agreed to and accepted
as of the date first written above:

BIOMIRA INC.

By:
Name:

Title:

EXHIBIT A

STANDARD TERMS AND CONDITIONS

1.	The Company shall promptly provide R&R with all relevant information about the Company (to the extent available to the Company in the case of parties other than the Company) that shall be reasonably requested or required by R&R, which information shall be complete and accurate in all material respects at the time furnished. R&R acknowledges that such materials will be furnished in connection with its due diligence obligations under the Securities Act of 1933, and represents to the Company that R&R has policies and procedures in place to enable R&R to not cause a beach of the Company’s obligations under Regulation FD. If the Company reasonably believes that a particular disclosure would violate Regulation FD, the R&R policies and procedures and these standard terms and conditions to the contrary notwithstanding, the Company shall be entitled to withhold such information, provided that it advises R&R of the fact that it is withholding information, without disclosing the nature of such information.

2.	R&R shall keep all information obtained from the Company strictly confidential except: (a) information which is otherwise publicly available, or previously known to, or obtained by R&R independently of the Company and without breach of R&R’s agreement with the Company; (b) R&R may disclose such information to its employees and attorneys, and to its other advisors and financial sources on a need to know basis only and shall use best efforts to ensure that all such employees, attorneys, advisors and financial sources will keep such information strictly confidential; and (c) pursuant to any order of a court of competent jurisdiction or other governmental body (including any subpoena) or as may otherwise be required by law. In the last event, R&R will provide the Company with as much notice as reasonably possible of the existence and scope of such request or order, in order to allow the Company to seek to quash or limit the scope of such request or order.

3.	The Company recognizes that in order for R&R to perform properly its obligations in a professional manner, it is necessary that R&R be informed of and, to the extent practicable, participate in meetings and discussions between the Company and any third party, including, without limitation, any prospective purchaser of the securities, relating to the matters covered by the terms of R&R’s engagement.

4.	The Company agrees that any report or opinion, oral or written, delivered to it by R&R is prepared solely for its confidential use and shall not be reproduced, summarized, or referred to in any public document or given or otherwise divulged to any other person without R&R’s prior written consent, except as may be required by applicable law or regulation.

5.	No fee payable to R&R pursuant to any other agreement with the Company or payable by the Company to any agent, lender or investor shall reduce or otherwise affect any fee payable by the Company to R&R hereunder. If

R&R engages any other broker-dealer or other finder to assist R&R in the placement of the Offering, then the fees of such other broker-dealer or finder shall be paid by R&R.

6.	The Company represents and warrants that: (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed by and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms; and (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) the Company’s certificate of incorporation or by-laws or (ii) any agreement to which the Company is a party or by which any of its property or assets is bound.

7.	R&R represents and warrants that: (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed by and constitutes a valid and binding agreement of R&R enforceable in accordance with its terms; and (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result inn a breach of (i) R&R’s certificate of incorporation or by-laws or (ii) any agreement to which R&R is a party or by which any of its property or assets is bound.

8.	Nothing contained in this Agreement shall be construed to place R&R and the Company in the relationship of partners or joint venturers. Neither R&R nor the Company shall represent itself as the agent or legal representative of the other for any purpose whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. R&R, in performing its services hereunder, shall at all times be an independent contractor.

9.	This Agreement has been and is made solely for the benefit of R&R and the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit B and their respective heirs, executors, personal representatives, successors and assigns, and nothing contained in this Agreement shall confer any rights upon, nor shall this Agreement be construed to create any rights in, any person who is not party to such Agreement, other than as set forth in this paragraph.

10.	The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment shall be null and void.

11.	All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, or sent by a recognized overnight courier service such as Federal Express, via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:
Edward Taylor
Biomira Inc.
2011-94th. Street
Edmonton, AB T6N 1H1, Canada
Telephone: (780) 450-3761
Facsimile: (780) 463-0871

To R&R:
Rodman & Renshaw, Inc.
330 Madison Ave., 27th Floor
New York, NY 10071
Attention: Edward Tsuker
Telephone: (212) 356-0530
Facsimile: (212) 356-0536

All notices hereunder shall be effective upon receipt by the party to which it is addressed.

EXHIBIT B

INDEMNIFICATION

     The Company agrees that it shall indemnify and hold harmless R&R, its stockholders, directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an “Indemnified Party”), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party arising out of, or in connection with any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information contained in the registration statement and/or final prospectus furnished to R&R by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the Company will not be liable under this paragraph to the extent , and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from (a) : information provided by R&R for use in the registration statement and/or final prospectus; or (b) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or R&R’s performing the services contemplated hereunder; provided, however, the Company will not be liable under clause (b) hereof to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from R&R’s gross negligence or bad faith in performing such services.

     R&R agrees that it shall indemnify and hold harmless, the Company, its directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an “Indemnified Party”), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party arising out of, or in connection with, (a) any information provided by R&R for use in the registration statement and/or final prospectus; or (b) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or R&R’s performing the services contemplated hereunder; provided, however, R&R will not be liable under clause (b) hereof unless any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from R&R’s gross negligence or bad faith in performing such services.

     If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to herein, then each party shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and R&R on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and R&R on the other, but also the relative fault of the Company and R&R; provided, however, in no event shall the aggregate contribution of R&R and/or any Indemnified Party be in excess of the net compensation actually received by R&R and/or such Indemnified Party pursuant to this Agreement.

     The Indemnifying Party shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

     In the event any Indemnified Party shall incur any expenses covered by this Exhibit B, the Indemnifying Party shall reimburse the Indemnified Party for such covered expenses within ten (10) business days of the Indemnified Party’s delivery to the Indemnifying Party of an invoice therefor, with receipts attached. Such obligation of the Indemnifying Party to so advance funds may be conditioned upon the Indemnifying Party’s receipt of a written undertaking from the Indemnified Party to repay such amounts within ten (10) business days after a final, non-appealable judicial determination that such Indemnified Party was not entitled to indemnification hereunder.

     The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of R&R’s engagement and shall be binding on any successors or assigns of the parties and successors or assigns to all or substantially all of each party’s business or assets.

EXHIBIT C

JURISDICTION

     Solely and exclusively for the limited purpose (and for no other purposes or in favor of any other person or entity) of resolving any disputes which may arise under this Agreement, the Company and R&R each hereby irrevocably: (a) submits to the jurisdiction of any court of the State of New York or any federal court sitting in the State of New York for the purposes of any suit, action or other proceeding arising out of the Agreement between the Company and R&R which is brought by or against the Company or R&R; (b) agrees that all claims in respect of any suit, action or proceeding may be heard and determined in any such court; and (c) to the extent that the Company or R&R has acquired, or hereafter may acquire, any immunity from jurisdiction of any such court or from any legal process therein, the Company and R&R each hereby waives, to the fullest extent permitted by law, such immunity. The prevailing party in any litigation respecting this Agreement shall be entitled to an award of its costs, including reasonable attorneys’ fees, in connection therewith.

     Solely and exclusively for the limited purpose (and for no other purposes or in favor of any other person or entity) of resolving any disputes which may arise under this Agreement, the Company and R&R each waives, and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that: (a) it is not personally subject to the jurisdiction of any such court; (b) it is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) with respect to it or its property; (c) any such suit, action or proceeding is brought in an inconvenient forum; (d) the venue of any such suit, action or proceeding is improper; or (e) this Agreement may not be enforced in or by any such court.

     Any process against the Company or R&R in, or in connection with, any suit, action or proceeding filed in the United States District Court for the Southern District of New York or any other court of the State of New York, arising out of or relating to this Agreement or any transaction or agreement contemplated hereby, may be served personally, or by first class mail or overnight courier (with the same effect as though served personally) addressed to the party being served at the address set forth in the Agreement between the Company and R&R.

     Nothing in these provisions shall affect any party’s right to serve process in any manner permitted by law or limit its rights to bring a proceeding in the competent courts of any jurisdiction or jurisdictions or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

EXHIBIT D

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN SECTIONS 4 AND 10 OF THIS WARRANT.

Warrant No. 1	Number of Shares:
(subject to adjustment)
Date of Issuance: , 2003

BIOMIRA, INC.

Common Stock Purchase Warrant

(Void after two years)

Biomira, Inc., a Canadian corporation (the “Company”), for value received, hereby certifies that Rodman & Renshaw, Inc., or its registered assigns (the “Registered Holder”), is entitled, subject to the terms and conditions set forth below, to purchase from the Company, at any time or from time to time commencing one year after the date of issuance and on or before 5:00 p.m. (Eastern time) on     , 2005,      shares of Common Stock, of the Company, at a purchase price of $          per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the “Warrant Shares” and the “Purchase Price,” respectively.

1.     Exercise.

     (a)  This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by the Registered Holder or by the Registered Holder’s duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

     (b)  If the Company is unable for any reason to deliver to the Registered Holder unlegended, freely tradeable Warrant Shares pursuant to the United States Securities Act of 1933 upon exercise of this Warrant, then the Registered Holder may, at its option, elect to pay some or all of the Purchase Price payable upon an exercise of this Warrant by canceling all or a portion of this Warrant. If the Registered Holder wishes to exercise this Warrant by this method, the number of Warrant Shares purchasable (which shall in no event exceed the total number of Warrant Shares purchasable under this Warrant as set forth above), subject to adjustment under Section 2 of this Warrant) shall be determined as follows:

X=Y[(A-B)/A]; where

X= the number of Warrant Shares to be issued to the Holder;

Y= the number of Warrant Shares with respect to which this Warrant is being exercised;

A= the Fair Market Value of one share of Common Stock;

B= the Purchase Price of one share of Common Stock.

     The Fair Market Value per share of Common Stock shall be determined as follows:

(i) If the Common Stock is listed on a national securities exchange, the Nasdaq National Market or another nationally recognized trading system (including, without limitation, the OTC Bulletin Board or any successor and, if the average daily trading volume for the preceding 10 days has been at least 100,000 shares, the Pink Sheets) as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the average of the high and low reported sale prices per share of Common Stock thereon on the trading day immediately preceding the Exercise Date (provided that if no such price is reported on such day, the Fair Market Value per share of Common Stock shall be determined pursuant to clause (ii)).

(ii) If the Common Stock is not listed on a national securities exchange, the Nasdaq National Market or another nationally recognized trading system as of the Exercise Date, the Fair Market Value per share of Common Stock shall be deemed to be the amount most recently determined by the Board of Directors to represent the fair market value per share of the Common Stock (including without limitation a determination for purposes of granting Common Stock options or issuing Common Stock under an employee benefit plan of the Company); and, upon request of the Registered Holder, the Board of Directors (or a representative thereof) shall promptly notify the Registered Holder of the Fair Market Value per share of Common Stock. Notwithstanding the foregoing, if the Board of Directors has not made such a determination within the three-month period prior to the Exercise Date, then (A) the Board of Directors shall make a determination of the Fair Market Value per share of the Common Stock within 15 days of a request by the Registered Holder that it do so, and (B) the exercise of this Warrant pursuant to this subsection 1(b) shall be delayed until such determination is made.

     (c)  Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) above accompanied by payment in full of the Purchase Price at the offices of the

Company or at such other location as may be specified by the Company to the Holder in writing from time to time (the “Exercise Date”). Subject to Section 4 hereof, at such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

     (d)  As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 5 business days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

(i) a certificate or certificates for the number of full Warrant Shares to which the Registered Holder shall be entitled upon such exercise, as adjusted as required pursuant to Section 3 hereof; and

(ii) in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of remaining Warrant Shares.

2.     Adjustments.

     (a)  Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date on which this Warrant was first issued (the “Original Issue Date”) effect a subdivision of the outstanding Common Stock, the Purchase Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Purchase Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

     (b)  Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Purchase Price then in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Purchase Price then in effect by a fraction:

(1)  the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)	the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Purchase Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Purchase Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

     (c)  Adjustment in Number of Warrant Shares. When any adjustment is required to be made in the Purchase Price pursuant to subsections 2(a) or 2(b), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

     (d)  Adjustment for Mergers or Reorganizations, etc. If there shall occur any reorganization, recapitalization, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for securities, cash or other property (other than a transaction covered by subsections 2(a) or 2(b)), then, following any such reorganization, recapitalization, consolidation or merger, the Registered Holder shall receive upon exercise hereof the kind and amount of securities, cash or other property which the Registered Holder would have been entitled to receive if, immediately prior to such reorganization, recapitalization, consolidation or merger, the Registered Holder had held the number of shares of Common Stock subject to this Warrant. Notwithstanding the foregoing sentence, if (x) there shall occur any reorganization, recapitalization, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for anything other than solely equity securities, and (y) the common stock of the acquiring or surviving company is publicly traded, then, as part of any such reorganization, recapitalization, consolidation or merger, (i) the Registered Holder shall have the right thereafter to receive upon the exercise hereof such number of shares of common stock of the acquiring or surviving company as is determined by multiplying (A) the number of shares of Common Stock then subject to this Warrant by (B) a fraction, the numerator of which is the Fair Market Value per share of Common Stock as of the effective date of such transaction, as determined pursuant to subsection 1(b), and the denominator of which is the fair market value per share of common stock of the acquiring or surviving company as of the effective date of such transaction, as determined in good faith by the Board of Directors of the Company (using the principles set forth in subsection 1(b) to the extent applicable), and (ii) the exercise price per share of common stock of the acquiring or surviving company shall be the Purchase Price divided by the fraction referred to in clause (B) above. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Purchase Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities, cash or other property thereafter deliverable upon the exercise of this Warrant.

     (e)  Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Purchase Price pursuant to this Section 2, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Registered Holder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property for which this Warrant shall be exercisable and the Purchase Price) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Registered Holder, furnish or cause to be furnished to the Registered Holder a certificate setting forth (i) the Purchase Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the exercise of this Warrant.

3.     Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon the exercise of the Warrant (or specified portions thereof), the Company shall round such calculation to the nearest whole number and disregard the fraction.

4.     Requirements for Transfer. For a period of one year after the issuance date of this Warrant (which shall not be earlier than the effective date of the offering pursuant to which this Warrant is being issued), no sale, transfer assignment or hypothecation of this Warrant may be made to any person except an officer or employee (but not a director) of Rodman & Renshaw, Inc. or of another NASD member firm which is part of the selling group in the aforesaid offering. Thereafter, this Warrant may only be transferred to an “affiliate” of the Warrantholder (as defined under the United States Securities Act of 1933, as amended (the “Securities Act”)). Any other transfer shall require the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.

5.     No Impairment. The Company will not, by amendment of its charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

6.     Notices of Record Date, etc. In the event:

     (a)  the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity and its Common Stock is not converted into or exchanged for any other securities or property), or any transfer of all or substantially all of the assets of the Company; or

     (b)  of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten days prior to the record date or effective date for the event specified in such notice.

7.     Reservation of Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other securities, cash and/or property, as from time to time shall be issuable upon the exercise of this Warrant.

8.     Exchange of Warrants. Upon the surrender by the Registered Holder, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company’s expense, a new Warrant or Warrants of like tenor, in the name of the Registered Holder or as the Registered Holder (upon payment by the Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock (or other securities, cash and/or property) then issuable upon exercise of this Warrant.

9.     Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

10.     Transfers, etc.

     (a)  The Company will maintain a register containing the name and address of the Registered Holder of this Warrant. The Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

     (b)  Subject to the provisions of Section 4 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of Exhibit II hereto) at the principal office of the Company.

     (c)  Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

11.     Representations of the Registered Holder. The Registered Holder of this Warrant represents and warrants to the Company as follows:

     (a)  Investment. The Registered Holder is acquiring this Warrant and the Warrant Shares issuable upon the exercise of this Warrant, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, except as otherwise may be permitted under applicable securities laws.

     (b)  Authority. The Registered Holder has full power and authority to enter into and to perform this Warrant in accordance with its terms. The Registered Holder has not been organized specifically for the purpose of investing in the Company.

     (c)  Accredited Investor. The Registered Holder is an Accredited Investor within the definition set forth in Rule 501(a) promulgated under the Securities Act.

     (d)  Residency. The Registered Holder is not a resident of Canada.

12.     Acknowledgments of the Registered Holder. The Registered Holder acknowledges the follows:

     (a) Risks. The Registered Holder is capable of evaluating the risks and merits of an investment in this Warrant and the Warrant Shares by virtue of its experience as an investor and its knowledge, experience and sophistication in financial and business matters.

     (b)  No Canadian Insurance. There is no government or other insurance in Canada covering this Warrant or the Warrant Shares.

13.     Mailing of Notices, etc. All notices and other communications from the Company to the Registered Holder shall be mailed by first-class certified or registered mail, postage prepaid, to the address last furnished to the Company in writing by the Registered Holder. All notices and other communications from the Registered Holder or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

14.     No Rights as Stockholder. Until the exercise of this Warrant, the Registered Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company. Notwithstanding the foregoing, in the event (i) the Company effects a split of the Common Stock by means of a stock dividend and the Purchase Price of and the number of Warrant Shares are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), and (ii) the Registered Holder exercises this Warrant between the record date and the distribution date for such stock dividend, the Registered Holder shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

15.     Change or Waiver. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

16.     Section Headings. The section headings in this Warrant are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

17.     Governing Law. This Warrant will be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein.

EXECUTED as of the Date of Issuance indicated above.

BIOMIRA, INC.

By:

Title:

ATTEST:

EXHIBIT I

PURCHASE FORM

To:	Dated:

The undersigned, pursuant to the provisions set forth in the attached Warrant (No.      ), hereby irrevocably elects to purchase (check applicable box):

( ) shares of the Common Stock covered by such Warrant; or

( ) [if permitted] the maximum number of shares of Common Stock covered by such Warrant pursuant to the cashless exercise procedure set forth in Section 1(b).

The undersigned herewith makes payment of the full purchase price for such shares at the price per share provided for in such Warrant, which is $     . Such payment takes the form of (check applicable box or boxes):

( ) $ in lawful money of the United States; and/or

( ) the cancellation of such portion of the attached Warrant as is exercisable for a total of Warrant Shares (using a Fair Market Value of $ per share for purposes of this calculation); and/or

( ) [if permitted] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in Section 1(b), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in Section 1(b).

Signature:

Address:

EXHIBIT II

ASSIGNMENT FORM

FOR VALUE RECEIVED,                             hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No.      ) with respect to the number of shares of Common Stock covered thereby set forth below, unto:

Name of Assignee	Address	No. of Shares

Dated:

Signature:

Signature Guaranteed:

By:

The signature should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Consolidated Financial Statements of

BIOMIRA INC.

December 31, 2002

Deloitte &Touche LLP
2000 ManuLife Place
10180 - 101 Street
Edmonton, Alberta T5J 4E4

Tel: (780) 421 3611
Fax: (780) 421 3782
www.deloitte.ca

Independent Auditors’ Report

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

Comments by Auditors for U.S. Readers on Canada – U.S.
Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated February 7, 2003, is expressed in accordance with Canadian reporting standards, which do not quire a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

PAGE

Consolidated Balance Sheets	1
Consolidated Statements of Operations	2
Consolidated Statements of Deficit	2
Consolidated Statements of Cash Flow	3
Notes to the Consolidated Financial Statements	4-31

BIOMIRA INC.

Consolidated Balance Sheets
As at December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents	$8,507	$22,789
Short-term investments	28,682	62,343
Accounts receivable (Note 3)	1,207	1,386
Prepaid expenses	497	469

	38,893	86,987
CAPITAL ASSETS (Note 4)	1,076	2,202

	$39,969	$89,189

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 5)	$8,580	$13,999
Current portion of capital lease obligation (Note 6)	169	233
Accrued interest on convertible debentures (Note 9)	28	245
Current portion of deferred revenue (Note 10)	1,053	1,053

	9,830	15,530
CAPITAL LEASE OBLIGATION (Note 6)	96	263
DEFERRED REVENUE (Note 10)	7,724	8,778
CLASS A PREFERENCE SHARES (Note 7)	30	30

	17,680	24,601

CONTINGENCIES AND COMMITMENTS (Notes 7 and 14)
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	328,537	323,597
Convertible debentures (Note 9)	10,952	22,206
Contributed surplus	8,901	8,901
Deficit	(326,101)	(290,116)

	22,289	64,588

	$39,969	$89,189

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

(Signed)   Eric E. Baker                            Director

(Signed)   T. Alexander McPherson         Director

BIOMIRA INC.
Consolidated Statements of Operations
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

REVENUE
Contract research and development (Note 10)	$3,967	$4,851	$—
Licensing revenue from collaborative agreements (Note 10)	1,054	703	—
Licensing, royalties, and other revenue	283	1,782	1,113

	5,304	7,336	1,113

EXPENSES
Research and development	28,304	42,117	42,055
General and administrative	7,108	7,483	6,723
Marketing and business development (Note 10)	2,140	—	—
Amortization of capital assets	1,349	1,285	1,255

	38,901	50,885	50,033

OPERATING LOSS	33,597	43,549	48,920
Investment and other income (Note 12)	1,990	4,579	3,609
Interest expense (Note 6)	(43)	(33)	(36)

LOSS BEFORE INCOME TAXES	$31,650	39,003	45,347
Income tax benefit (Note 13)	291	324	428

NET LOSS	$31,359	$38,679	$44,919

BASIC AND DILUTED LOSS PER SHARE (Note 8)	$0.68	$0.75	$0.93

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,996,080	51,502,189	48,435,435

Consolidated Statements of Deficit
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

DEFICIT, BEGINNING OF YEAR	$290,116	$251,192	$206,273
Net loss for the year	31,359	38,679	44,919
Accretion of convertible debentures (Note 9)	4,036	—	—
Interest and carrying charges on convertible debentures (Note 9)	590	245	—

DEFICIT, END OF YEAR	$326,101	$290,116	$251,192

BIOMIRA INC.
Consolidated Statements of Cash Flow
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss	$(31,359)	$(38,679)	$(44,919)
Add items not affecting cash
Amortization of capital assets	1,349	1,285	1,255
Unrealized foreign exchange (gain) loss	(39)	(128)	40
Net change in non-cash balances from operations (Note 15)	(6,307)	13,663	6,247

Cash used in operations	(36,356)	(23,859)	(37,377)

INVESTING
Decrease (increase) in short-term investments	33,661	(13,416)	(27,064)
Purchase of capital assets	(265)	(662)	(1,03 7)

	33,396	(14,078)	(28,101)

FINANCING
Proceeds on issue of common shares, net of issue costs	4,940	29,009	68,586
Proceeds from convertible debentures, net of financing costs (Note 9)	(24)	22,206	—
Repayment of convertible debentures	(15,213)	—	—
Interest on convertible debentures	(860)	—	—
Repayment of capital lease obligation	(204)	(198)	(169)

	(11,361)	51,017	68,417

Effect of exchange rate fluctuations on cash and cash equivalents	39	128	(40)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,282)	13,208	2,899
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,789	9,581	6,682

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,507	$22,789	$9,581

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$43	$35	$36
Amount of income taxes paid in the year	$—	$—	$—

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company, incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which do not differ materially from those applied in the United States, except as disclosed in Note 17.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc., Biomira International Inc., and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash flows associated with short-term investments are presented on a net basis in the cash flow statement as they meet the criteria for such treatment.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Computer software and equipment	33 1/3%
Office equipment	20%
Leasehold improvements	Term of the lease plus one renewal
Manufacturing equipment	25%
Leased equipment	Term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge equal to the difference between the carrying value and estimated future undiscounted cash flows, when it is probable that the estimated future undiscounted cash flows of the underlying assets will be less than the carrying value of the assets.

Research and development costs

The Company expenses research costs, which include technology access fees related to the use of proprietary third party technologies, as incurred.

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment. To date, no development costs have been deferred.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or the obligations assumed. Gains or losses resulting from these translation adjustments are included in other income.

Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook section 1650 Foreign Currency Translation, which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, requiring instead that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior periods presented.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, and accretion charges associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the “if converted” method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments with respect to a stock- based compensation plan that is described in Note 7. Under CICA 3870, companies that elect a method other than fair value accounting are required to disclose pro forma net income and earnings per share information as if the fair value method of accounting had been used. This disclosure only applies to options granted after December 31, 2001.

As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized to date under the stock option plan.

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Any consideration paid by option holders for the purchase of stock is credited to share capital. If share options are repurchased from the holder, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3870.

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook section 3062 Goodwill and Other Intangible Assets, whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. When events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3062.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	ACCOUNTS RECEIVABLE

	2002	2001

Customer, net of allowance for doubtful accounts - nil (2001 - nil)	$1,024	$1,300
Other	153	36
Employees	30	50

	$1,207	$1,386

One customer accounted for 82 percent and 94 percent of customer accounts receivable at December 31, 2002 and 2001, respectively.

4.	CAPITAL ASSETS

	2002

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value

Scientific equipment	$5,953	$5,123	$184	$646
Computer software and equipment	523	515	—	8
Office equipment	423	363	28	32
Leasehold improvements	2,776	2,514	208	54
Manufacturing equipment	217	143	—	74
Computer equipment under capital lease	512	250	—	262

	$10,404	$8,908	$420	$1,076

	2001

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value

Scientific equipment	$6,206	$4,973	$—	$1,233
Computer software and equipment	595	589	—	6
Office equipment	581	505	—	76
Leasehold improvements	3,082	2,760	—	322
Manufacturing equipment	190	117	—	73
Computer equipment under capital lease	696	204	—	492

	$11,350	$9,148	$—	$2,202

During the year, net (disposals) additions of computer equipment under capital lease amounted to ($27) (2001 - $274; 2000 - $183).

\

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	CAPITAL ASSETS (continued)

Associated with the Company’s cost reduction initiative (Note 11), an impairment charge of $420 (2001 - nil; 2000 - nil) was taken against certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of fair value, and was reported in the consolidated statements of operations as amortization of capital assets.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Accounts payable	$430	$707
Accrued research and development costs	4,846	10,113
Accrued compensation costs	902	1,514
Accrued restructuring costs (Note 11)	1,157	—
Other accrued liabilities	1,245	1,665

	$8,580	$13,999

6.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2003	$188
2004	102

290
Less amounts representing interest at rates ranging from 8.00% to 10.36%	25

265
Less current portion	169

$96

Interest expense on capital leases in the amount of $43 (2001 - $33; 2000 - $36) has been recorded in the statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	LEASE OBLIGATIONS (continued)

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next four years, as follows:

2003	$1,043
2004	741
2005	180
2006	11

$1,975

Rent expense recorded in the consolidated statements of operations for 2002 for premises and equipment in the amount of $1,406 (2001 - $767; 2000 - $738) includes a provision of $497 (2001 - nil; 2000 - nil) for future lease costs relating to a facility no longer occupied as a result of the downsizing of the Company’s U.S. operations.

7.	SHARE CAPITAL

Authorized

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20 percent of the net profits of the Company for each Year.

The difference between the redemption value and the book value of the Class A preference shares will be expensed at the time that the shares are redeemed.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

Share transactions

	2002		2001		2002

	Shares	Amount	Shares	Amount	Shares	Amount

Class A preference
Issued and outstanding beginning and end of year	12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding beginning of year	52,376,536	$323,597	49,735,798	$294,588	44,661,131	$226,002
Exercise of options(a)	190,025	754	280,517	1,234	780,550	4,969
Financing
CSPA(b)	1,229,012	4,186	448,005	4,749	4,294,117	63,617
Merck CSPA(c)	—	—	1,912,216	23,026	—	—

Issued and outstanding end of year	53,795,573	$328,537	52,376,536	$323,597	49,735,798	$294,588

(a)	During 2002, options on 190,025 (2001 - 280,517; 2000 - 780,550) common shares were exercised, pursuant to the Share Option Plan, at an average price of $3.97 (2001 - $4.40; 2000 - $6.35) per share.

(b)	On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to U.S. $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7 percent from the average daily price of the common shares.

The Company also issued to the purchaser 200,000 warrants, which may be converted into common shares at U.S. $4.09 per share until August 31, 2004.

During 2002, the Company issued 1,229,012 (2001 - 448,005; 2000 - 4,294,117) common shares for proceeds of $4,186 (2001 - $4,749; 2000 - $63,617), net of issue costs of $6 (2001 - $5; 2000 - $22). As at December 31, 2002, 6,152,222 shares of the 8.6 million under the CSPA have been issued for gross proceeds of $73,584.

Subsequent to December 31, 2002, the Company issued 209,828 common shares for net proceeds of $341 under the terms of the CSPA.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

(c)	On May 2, 2001, under the terms of a Common Stock Purchase Agreement with Merck KGaA of Darmstadt, Germany (Merck), the Company issued 1,912,216 shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional shares will be issued for contractual proceeds of U.S. $6,500, the number of shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date (see Note 10).

During 2002, no additional shares were issued under the Merck CSPA.

Stock-based compensation plan

The Company maintains an Employee and Director Share Option Plan under which the Company may grant a maximum of 6,400,000 common shares of the Company. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates are presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	4,225,072	$7.24	4,105,025	$7.33	3,923,675	$5.10
Granted	1,067,500	2.79	588,875	6.72	1,104,500	14.89
Exercised	(190,025)	3.97	(280,517)	4.40	(780,550)	6.35
Cancelled	(501,936)	8.70	(188,311)	11.73	(142,600)	9.80

Outstanding, end of year	4,600,611	$6.18	4,225,072	$7.24	4,105,025	$7.33

Options exercisable, end of year	2,824,335	$6.28	2,739,726	$5.73	2,272,425	$4.85

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

The following table summarizes information on share options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price

2.10 - 3.99	2,089,550	5.1	$3.02	1,194,300	$3.58
4.00 - 7.00	1,521,536	3.3	5.50	1,030,385	5.29
7.01 - 14.00	279,775	2.7	10.60	230,150	10.40
14.01 - 23.10	709,750	4.7	15.23	369,500	15.22

	4,600,611	4.3	$6.18	2,824,335	$6.28

As permitted by CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations, with pro forma net loss and loss per share, as presented in the table below. Under the transitional provisions of this section, comparative figures are not required.

2002

Net loss to common shareholders (Note 8)	$35,985
Compensation expense under CICA 3870	324

Pro forma net loss to common shareholders	$36,309

Pro forma basic and diluted loss per share	$0.69

For pro forma disclosure purposes, the Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

2002

Dividend rate	0%
Annualized volatility	95.42%
Risk-free interest rate	3.97%
Expected life of options in years	3.3

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	LOSS PER SHARE

In accordance with CICA Handbook section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	2002	2001	2000

Net loss, as reported	$31,359	$38,679	$44,919
Convertible debentures accounted for as equity:
Accretion of convertible debentures	4,036	—	—
Interest and carrying charges on convertible debentures	590	245	—

Net loss to common shareholders	$35,985	$38,924	$44,919

Weighted average shares outstanding	52,996	51,502	48,435

Basic and diluted loss per share	$0.68	$0.75	$0.93

For 2002 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options, warrants issued in connection with the CSPA (Note 7b), shares contingently issuable in connection with the May 2, 2001 Merck agreement (Note 7c), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 9) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

9.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (U.S. $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,388, the net proceeds were $22,206.

In 2002, additional financing costs of $24 were incurred, resulting in final net proceeds of $22,182.

Interest and principal repayment

The debentures, which mature on June 30, 2003, bear interest at 4 percent per annum compounded semi-annually and payable monthly. Equal instalments of principal are repayable over 17 months beginning February 1, 2002, along with monthly accrued interest. At the holder’s option and at any time after January 1, 2002, the principal is convertible into common shares of the Company at the conversion price of U.S. $6.00 per share. At its option, the Company may satisfy its obligation for payment of principal and interest in cash, common shares, or some combination thereof. The conversion price will be a single digit discount to the volume-weighted average trading price of the shares during the calendar month preceding the settlement date.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	CONVERTIBLE DEBENTURES (continued)

Principal and interest payments in 2002 were $15,213 (U.S. $9,706) (2001 - nil), and $860 (U.S. $546) (2001 - nil), respectively. For 2003, the respective amounts are $8,362 (U.S. $5,294) and $98 (U.S. $62).

On January 2 and February 3, 2003, the Company repaid $1,418 (U.S. $900) and $1,359 (U.S. $897), respectively in cash on account of principal and interest.

Early redemption

At its option, the Company may prepay any portion of the debenture, in increments of U.S. $100, in cash at 110 percent of the prepaid amount.

Purchase warrants

The 775,000 warrants allow the holders to purchase the same number of common shares at the strike price of U.S. $6.00 per share after January 1, 2002, and until December 31, 2004. In addition, the holders can exercise a cashless option by surrendering their warrants in exchange for a lower number of common shares. The number of such shares is determined by calculating the number of warrants surrendered times the difference between the then current fair market share price and the warrant price, and divided by the then current fair market share price.

Financial statement presentation

The convertible debentures are being accounted for as an equity instrument in accordance with their substance, and presented in the financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,868.

As at December 31, 2002, the balance in the equity component was $7,614 (2001 - $18,868), and the warrants component, $3,338 (2001 - $3,338).

10.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope® vaccine and BLP25 Liposomal vaccine, for the treatment of various cancer indications (Note 7c).

Upon execution of the collaborative agreements, Merck made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	COLLABORATIVE AGREEMENTS (continued)

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2002	2001	2000

Upfront payment classified as deferred revenue	$9,831	$10,534	$—
Less revenue recognized in the year	1,054	703	—

Deferred revenue balance at December 31	8,777	9,831	—
Less deferred revenue - current portion	1,053	1,053	—

Deferred revenue - long-term	$7,724	$8,778	$—

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2002, the Company has recognized in revenue $3,967 (2001 - $4,851; 2000 - nil) of non-refundable funding from Merck.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories whereas the Company and Merck are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck related to product sales outside North America, whereas the Company and Merck will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck, the Company records such non-refundable amounts as marketing and business development expense.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	COLLABORATIVE AGREEMENTS (continued)

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2002. Any tax liability assessed in the future will be recorded as it becomes determinable.

11.	COST REDUCTION INITIATIVE

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30 percent of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506 (2001 - nil; 2000 - nil) for the year ended December 31, 2002, of which $1,941, $145, and $420 have been reported as research and development, general and administrative, and amortization of capital assets respectively in the consolidated statements of operations.

The following table provides details of the restructuring costs for the year ended December 31, 2002.

				Accrued
				Restructuring
		Cumulative Drawdowns		Costs as at
	Restructuring			December 31,
	Costs	Cash	Non-Cash	2002

Workforce reduction	$1,435	$912	$—	$523
Facility and future lease costs	632	—	—	632
Capital asset impairment writedown (Note 4)	420	—	420	—
Other	19	17	—	2

	$2,506	$929	$420	$1,157

12.	INVESTMENT AND OTHER INCOME

Included in investment and other income is a net foreign exchange (loss) gain of ($208) (2001 - $736; 2000 - $49).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities.

A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2002	%	2001	%	2000	%

Recovery of income taxes based on statutory rates	$12,305	39.2	$16,424	42.1	$20,225	44.6
Tax benefit of losses not recognized in financial statements	(12,305)	(39.2)	(16,424)	(42.1)	(20,225)	(44.6)
Benefit from sale of subsidiary tax losses	353	1.1	533	1.3	438	1.0
Large corporations tax	(44)	(0.1)	(209)	(0.5)	(10)	—
Other	(18)	(0.1)	—	—	—	—

	$291	0.9	$324	0.8	$428	1.0

At December 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $16,710 (2001 - $15,829) that expire in fiscal years 2008 through 2012. Biomira has available capital cost allowance pools of $4,372 (2001 - $4,794) for deduction against federal tax and $824 (2001 - $1,678) for provincial tax. Canadian scientific research and experimental development expenditures of $107,503 (2001 - $91,758) for federal purposes and $51,104 (2001 - $46,885) for provincial purposes are available as well to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $23,264 (2001 - $23,558) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the United States of $55,753 (2001 - $53,669) for federal purposes and $32,654 (2001 - $24,446) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2003 through 2017. During 2002, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $353 (2001 - $533; 2000 - $438). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,435 (2001 - $1,122) and $886 (2001 - $808), respectively, that will expire in fiscal years 2009 through 2017, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	INCOME TAX BENEFIT (continued)

The benefit from these items has not been recognized in the financial statements except to the extent sold, as a full valuation allowance has been recorded. The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

14.	CONTINGENCIES AND COMMITMENTS

Royalties

In connection with the issuance of the Class A preference shares (Note 7), the Company has agreed to pay a royalty in the amount of 3 percent of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, Biomira paid Chiron U.S. $2,250 on June 30, 2000. An additional payment of U.S. $3,250 will be payable to Chiron upon commercial launch of the vaccine in the United States. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, the Company is committed to aggregate payments of U.S. $900 (payable quarterly in the amount of U.S. $150 with the next payment due March 1, 2003) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by the Canadian and U.S. tax authorities. In 2002, the Company’s matching contributions to the plan totalled $289 (2001 - $336; 2000 - $276). There were no changes to the plan during the year.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	CONTINGENCIES AND COMMITMENTS (continued)

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. The Company filed a statement of defence on February 16, 1996, and discovery of representatives from both companies has taken place subsequent to this date. No other significant legal proceedings have occurred and the Company is of the opinion that there will be no material liability arising from these claims. Any significant liability payable by the Company arising from these claims will be recorded in the period in which the amount of the liability is determined.

15.	NET CHANGE IN NON-CASH BALANCES FROM OPERATIONS

	2002	2001	2000

Accounts receivable	$194	$(989)	$838
Prepaid expenses	(28)	(17)	167
Accounts payable and accrued liabilities	(5,419)	4,838	5,242
Deferred revenues	(1,054)	9,831	—

	$(6,307)	$13,663	$6,247

Included in accounts receivable is an amount of $15 (2001 - nil; 2000 - nil) related to non-cash proceeds from disposals of capital assets.

16.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments and accounts receivables that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non- performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies which management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities which are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign denominated obligations out of cash flows in the same currencies wherever possible mitigates its foreign exchange exposure. Although the Company is exposed to foreign exchange risk through its holdings of cash and investments in U.S. dollars, it has considered, but does not use at this time, derivative instruments to manage such exposure.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair values of the Class A preference shares are assumed to approximate the carrying value, due to the fact that their realizable value is contingent upon meeting future profitability thresholds which cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Fair values

The estimated fair values of financial instruments are as follows:

	2002		2001

	Fair	Carrying	Fair	Carrying
	value	amount	value	amount

Assets
Cash and cash equivalents	$8,507	$8,507	$22,789	$22,789
Short-term investments	29,153	28,682	62,992	62,343
Accounts receivable	1,207	1,207	1,386	1,386
Liabilities
Accounts payable and accrued liabilities	8,580	8,580	13,999	13,999
Capital lease obligation	279	265	535	496

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) that differ in some respects from those used in the United States (U.S. GAAP). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile and explain its financial results for significant differences between Canadian and U.S. GAAP.

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) in 1995 would be valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition was valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of these differences is that under U.S. GAAP the value of the net shares issued would be higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described below). There is no concept similar to comprehensive income under Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations.

As at December 31,2002, an unrealized holding gain of $471 (2001 - $649; 2000 - $644) included in the consolidated balance sheets and statements of comprehensive (loss) income for U.S. GAAP has not been recorded under Canadian GAAP.

In 1999, for Canadian GAAP purposes, the Company recorded a provision for unrealized holding losses of $332 in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. This loss is realized in the consolidated statements of operations as the underlying investments are liquidated, and the consolidated statements of comprehensive (loss) income are adjusted accordingly. In 2002, the Company realized a loss of $37 (2001- $93; 2000 - $187).

As at December 31, 2002, the composition of available-for-sale short-term investments, classified by maturity from date of issue, is as follows:

	At Cost	At Market

Maturing within 1 year	$9,771	$9,771
Maturing within 1 to 5 years	18,911	19,382

	$28,682	$29,153

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totaling $18,844, net of issue costs of $1,412, and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion charges, amortization of debt issue costs, and interest in the amount of $4,257 (2001 - $614; 2000 - nil) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Under Canadian GAAP, the convertible debentures are presented as equity. Accretion, amortization, and interest are charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, resulting in an unrealized translation gain (loss) of $260 (2001 - ($295)) in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate.

For U.S. GAAP purposes, the fair value of the convertible debentures at December 31, 2002, is $8,397 (2001 - $23,320) and has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of the warrants issued in connection with the 1999 Common Stock Purchase Agreement (CSPA) (Note 7b) and the convertible debentures (Note 9) would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures respectively, with the offset to additional paid-in capital. At the time of issuance, the fair value of the CSPA warrants and the convertible debenture warrants was $315 and $3,338 respectively. Canadian GAAP has no concept similar to that of additional paid-in capital.

Stock-based compensation

Under U.S. GAAP, SFAS No. 123 recommends that stock-based compensation plans be accounted for using a fair value methodology. As permitted by the statement, the Company has elected to continue measuring compensation expense using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994. Under Canadian GAAP, pro forma disclosure of compensation expense for awards granted on or after January 1, 2002, has been provided.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2002	2001	2000

Net loss to common shareholders - U.S. GAAP	$35,393	$39,681	$45,106
Compensation expense Under SFAS No. 123	4,333	3,868	3,057

Pro forma net loss to common shareholders - U.S. GAAP	$39,726	$43,549	$48,163

Pro forma basic and diluted loss per share- U.S. GAAP	$0.75	$0.85	$0.99

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the current year.

	2002	2001	2000

Dividend rate	0%	0%	0%
Annualized volatility	95.42%	77.91%	79.39%
Risk-free interest rate	3.97%	4.31%	5.91%
Expected life of options in years	3.3	6.0	6.0

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The effect of the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

Consolidated Balance Sheets

	2002	2001

Short-term investments (as reported)	$28,682	$62,343
Effect of SFAS 115	471	649

Short-term investments - US. GAAP	$29,153	$62,992

Convertible debentures - liability portion (as reported)	$—	$—
Convertible debentures presented as liability	7,614	18,868
Accretion and amortization of debt issue costs	—	369
Unrealized foreign exchange loss on translation	35	295

Convertible debentures - liability portion - U.S. GAAP	$7,649	$19,532

Share capital (as reported)	$328,537	$323,597
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital - U.S. GAAP	$331,364	$326,424

Convertible debentures - equity portion (as reported)	$10,952	$22,206
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	(3,338)	(3,338)
Convertible debentures presented as liability	(7,614)	(18,868)

Convertible debentures - equity portion - U.S. GAAP	$—	$—

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with convertible debenture	3,338	3,338
Warrants issued in connection with August 31, 1999 CSPA	315	315

Additional paid-in capital - U.S. GAAP	$3,653	$3,653

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets (continued)

	2002	2001

Deficit (as reported)	$(326,101)	$(290,116)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for provision for unrealized loss on short-term investments recorded under Canadian GAAP	15	52
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)

Deficit - U.S. GAAP	(329,263)	(293,870)
Accumulated other comprehensive income	456	597

Deficit and accumulated other comprehensive income - US. GAAP	$(328,807)	$(293,273)

Shareholders’ equity (as reported)	$22,289	$64,588
Effects of SFAS 115 (net)	471	649
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)
Convertible debentures presented as a liability	(7,614)	(18,868)

Shareholders’ & equity - U.S. GAAP	$15,111	$45,705

Consolidated Statements of Operations

	2002	2001	2000

Net loss from operations (as reported)	$(31,359)	$(38,679)	$(44,919)
Effects of SFAS 115		—	—
Reclassification adjustment - realized loss on short-term investments	(37)	(93)	(187)
Unrealized foreign exchange gain (loss) on translation of convertible debentures	260	(295)	—
Interest expense, accretion and amortization of debt issue costs on convertible debentures	(4,257)	(614)	—

Net loss - U.S. GAAP	$(35,393)	$(39,681)	$(45,106)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Comprehensive (Loss) Income

	2002	2001	2000

Net loss - U.S. GAAP	$(35,393)	$(39,681)	$(45,106)
Effects of SFAS 115	471	649	644
Reclassification adjustment - realized loss on short-term investments	37	93	187

Comprehensive loss - U.S. GAAP	$(34,885)	$(38,939)	$(44,275)

Loss per Common Share

	2002	2001	2000

Canadian GAAP Basic and diluted loss per share	$0.68	$0.75	$0.93

U.S. GAAP Basic and diluted loss per share	$0.67	$0.77	$0.93

New accounting standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards.

U.S. standards

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company has concluded that this statement will not have any significant effect on its results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company has concluded that adoption will not have any effect on the Company’s results from operations or financial position.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. Adoption of this standard is not expected to have a material effect on the Company’s results from operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary charge to the fair value- based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. The Company’s consolidated financial statements currently comply with the disclosure requirements of SFAS 148.

Canadian standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13) which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of this guideline will have a material impact on its results from operations or financial position.

In 2002, the CICA issued a revised Handbook Section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook Section 3063 Impairment of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

18.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2002	2001	2000

Revenue from operations in
Canada	$409	$1,989	$878
United States	49	9	235
Barbados	4,410	5,047	—
Europe	436	291	—

	$5,304	$7,336	$1,113

Amortization of capital assets
Canada	$637	$945	$993
United States	712	340	262

	$1,349	$1,285	$1,255

Capital assets
Canada	$1,013	$1,210	$1,652
United States	63	992	899

	$1,076	$2,202	$2,551

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SEGMENTED INFORMATION (continued)

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10 percent of revenue, and total revenue from transactions with those customers, are as follows:

	Number of
	Customers	Revenue

2002	1	$5,020

2001	2	7,140

2000	2	968

19.	COMPARATIVE FIGURES

Certain of the comparative figures for 2001 and 2000 have been reclassified to conform to the current year’s presentation.

Filed Pursuant to General Instruction II.L of
Form F-10; File No. 333-87238

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 2, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance